SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

CDK Global, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

12508E101
(CUSIP Number)

Brian Meyer

Fir Tree Inc.

505 Fifth Avenue

23rd Floor

New York, New York 10017

(212) 599-0090

Marc Weingarten, Esq.

Eleazer Klein, Esq.

Schulte Roth & Zabel LLP

919 Third Avenue

New York, New York 10022

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 24, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 6 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 12508E101	SCHEDULE 13D/A	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON Fir Tree Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 7,603,208 shares of Common Stock
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 7,603,208 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 7,603,208 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%
14	TYPE OF REPORTING PERSON IA; CO

CUSIP No. 12508E101	SCHEDULE 13D/A	Page 3 of 6 Pages

This Amendment No. 4 ("Amendment No. 3") amends the statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on December 8, 2014 (the "Original Schedule 13D"), as amended by Amendment No. 1 filed with the SEC on May 15, 2015 ("Amendment No. 1"), Amendment No. 2 filed with the SEC on August 14, 2015 ("Amendment No. 2") and Amendment No. 3 filed with the SEC on February 16, 2016 ("Amendment No. 3"and together with the Original Schedule 13D, Amendment No. 1 and Amendment No. 2, the "Schedule 13D") with respect to the common stock, $0.01 par value (the "Common Stock"), of CDK Global, Inc., a Delaware corporation (the "Issuer"). Capitalized terms used herein and not otherwise defined in this Amendment No. 4 have the meanings set forth in the Schedule 13D. This Amendment No. 4 amends Items 3 and 5 as set forth below. This is the final amendment to the Schedule 13D and constitutes an "exiting filing" for the Reporting Person.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The first sentence of Item 3 of the Schedule 13D is hereby amended and restated as follows:

The Common Stock reported herein by the Reporting Person were acquired at an aggregate purchase price of $211,542,748.75 (excluding brokerage commissions). Such Common Stock was acquired with investment funds of the Fir Tree Funds.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a)	The aggregate number and percentage of shares of Common Stock to which this Schedule 13D relates is 7,603,208 shares of Common Stock, constituting approximately 4.9% of the Issuer's currently outstanding Common Stock. The aggregate number and percentage of shares of Common Stock reported herein are based upon the 155,276,390 shares of Common Stock outstanding as of January 29, 2016, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2015, filed with the SEC on February 3, 2016.

	(a)	As of the date hereof, Fir Tree may be deemed the beneficial owner of 7,603,208 shares of Common Stock. Percentage: Approximately 4.9% as of the date hereof.
	(b)	1.	Sole power to vote or direct vote: 7,603,208 shares of Common Stock
		2.	Shared power to vote or direct vote: 0
		3.	Sole power to dispose or direct the disposition: 7,603,208 shares of Common Stock
		4.	Shared power to dispose or direct the disposition: 0

To the knowledge of the Reporting Person, the executive officers and directors of Fir Tree have no beneficial ownership of shares of Common Stock separate from the beneficial ownership held by the Reporting Person.

(b)	Fir Tree has the sole power to vote or direct the voting, and to dispose or direct the disposition of, the 7,603,208 shares of Common Stock held by the Fir Tree Funds .

CUSIP No. 12508E101	SCHEDULE 13D/A	Page 4 of 6 Pages

(c)	The Information concerning transactions in the shares of Common Stock effected by the Reporting Person since the filing of Amendment No. 3 is set forth in Schedule A hereto and is incorporated herein by reference. Unless otherwise indicated, all of such transactions were effected in the open market.

(d)	Not applicable.

(e)	March 22, 2016.

CUSIP No. 12508E101	SCHEDULE 13D/A	Page 5 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 24, 2016

FIR TREE INC.

By:	/s/ James Walker
Name:	James Walker
Title	Managing Director

CUSIP No. 12508E101	SCHEDULE 13D/A	Page 6 of 6 Pages

Schedule A

Transaction History with respect to the Common Stock

This Schedule sets forth information with respect to each purchase and sale of shares of Common Stock that were effectuated by the Reporting Person since the filing of Amendment No. 3. Unless otherwise indicated, all transactions were effectuated in the open market through a broker and all prices exclude brokerage commissions.

Trade Date	Type of Security	Shares Purchased (Sold)	Price Per Share ($)

02/17/2016	Common Stock	(100,000)	43.21
02/18/2016	Common Stock	(70,000)	43.44
02/19/2016	Common Stock	(30,000)	42.80
02/19/2016	Common Stock	(21,500)	42.84
02/22/2016	Common Stock	(36,000)	43.63
02/23/2016	Common Stock	(45,000)	43.37
02/24/2016	Common Stock	(58,700)	42.97
02/25/2016	Common Stock	(70,200)	43.76
02/26/2016	Common Stock	(88,100)	44.79
02/29/2016	Common Stock	(77,500)	45.07
03/01/2016	Common Stock	(118,300)	45.87
03/02/2016	Common Stock	(46,665)	49.95
03/03/2016	Common Stock	(48,900)	46.15
03/04/2016	Common Stock	(96,400)	46.89
03/07/2016	Common Stock	(57,100)	47.08
03/08/2016	Common Stock	(59,800)	45.66
03/09/2016	Common Stock	(43,700)	45.53
03/10/2016	Common Stock	(40,000)	45.00
03/11/2016	Common Stock	(34,400)	45.41
03/14/2016	Common Stock	(57,902)	45.08
03/15/2016	Common Stock	(44,100)	44.91
03/16/2016	Common Stock	(35,100)	45.23
03/17/2016	Common Stock	(83,875)	45.70
03/21/2016	Common Stock	(43,600)	46.06
03/22/2016	Common Stock	(34,600)	46.36
03/23/2016	Common Stock	(36,700)	45.61
03/24/2016	Common Stock	(58,186)	45.32

* Excluding commissions, SEC fees, etc. (rounded to nearest cents).